Exhibit (a)(1)(v)

CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

620 EIGHTH AVENUE, 47th FLOOR

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

At a meeting held on December 20, 2023, the Board of Directors of ClearBridge Energy Midstream Opportunity Fund Inc. (the “Fund”) approved a tender offer to purchase up to 50% of the Fund’s outstanding shares of common stock. The offer is for cash at a price equal to 100% of the Fund’s net asset value (“NAV”) as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on June 20, 2024, or if the Offer is extended, on the next trading day after the day to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, June 20, 2024, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on June 20, 2024, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the next trading day after the Termination Date. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Termination Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of April 30, 2024, the Fund’s NAV was $43.57 per share and 12,787,291 shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at (866) 920-4920.

None of the Fund, its Board of Directors (the “Board”) or its investment manager or subadviser is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson LLC, the Fund’s Information Agent, toll free at (866) 920-4920.

Sincerely,

/s/ Jane Trust
Jane Trust
Chairman, Chief Executive Officer and President
CLEARBRIDGE ENERGY MIDSTREAM OPPORTUNITY FUND INC.

May 21, 2024

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